

March 5, 2012

Via E-mail
John B. Wood
Chief Executive Officer
Telos Corporation
19886 Ashburn Road
Ashburn, Virginia 20147

      Re: Telos Corporation
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 31, 2011
            File No. 001-08443

Dear Mr. Wood:

We have reviewed your response letter dated January 13, 2012 and have the following comment. If indicated, we think you should revise your document in response to our comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis

Short-Term Incentive Compensation, page 64

1.   We refer to your response to prior comment 4. We note your statement that the amount of the bonus paid to each executive officer out of the bonus pool was discretionary. It appears from your response, however, that the Compensation Committee set individual target bonus amounts for each executive officer participating in the plan. The individual targets for each named executive office should be discussed to the extent they are material in determining bonus awards, <u>even where the amounts awarded are</u>

discretionary. Please confirm your understanding and, should you rely on individual targets to a material extent in providing short-term incentive bonuses in the future, please confirm that you will include a discussion of the individual targets and how achievement of those targets contributed to the bonus amounts awarded.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Michael Flaherty, Esq.
        General Counsel